UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PEERLESS SYSTEMS CORPORATION
(Name of Subject Company (Issuer))

MOBIUS ACQUISITION Merger Sub, inc.

a wholly owned subsidiary of

mobius acquisition, LLC

(Name of Filing Persons (Offerors))

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

705536100
(CUSIP Number of Class of Securities)

Lodovico de Visconti
Managing Director
650 Smithfield Street, Suite 705
Pittsburgh, Pennsylvania 15222
(412) 281-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

Ronald W. Frank

Nicholas A. Bonarrigo

Reed Smith LLP

225 Fifth Avenue, Suite 1200
Pittsburgh, Pennsylvania 15222

(412) 288-3131

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$21,506,548	$2,499.06

*

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 3,072,364 shares of common stock, $0.001 par value per share, of Peerless Systems Corporation (the “Shares”), the estimated maximum number of Shares that may be acquired in this tender offer (representing as of December 22, 2014 (i) 2,701,364 Shares issued and outstanding (which number includes 70,066 unvested shares of restricted stock), and (ii) 371,000 Shares issuable upon the exercise of outstanding options) multiplied by (b) the offer price of $7.00 per Share.

**

The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #1 for fiscal year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162.

☐     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

  If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Offer”) by Mobius Acquisition Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Mobius Acquisition, LLC (“Parent”), a Delaware limited liability company, to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Peerless Systems Corporation, a Delaware corporation (“Peerless”), at a price of $7.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 2015 (the “Offer to Purchase”), which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

Item 1.    Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Peerless Systems Corporation, a Delaware corporation. Peerless’s principal executive offices are located at 1055 Washington Blvd., 8th Floor, Stamford, Connecticut 06901. Peerless’s telephone number at such address is (203) 350-0040.

        (b)   This Schedule TO relates to the issued and outstanding shares of Common Stock, par value $0.001 per share, of Peerless. According to Peerless, as of December 22, 2014, there were an aggregate of (i) 2,701,364 Shares issued and outstanding (which number includes 70,066 unvested shares of restricted stock) and (ii) outstanding options to purchase 371,000 Shares, all of which options have an exercise price lower than the Offer Price (as defined in the Offer to Purchase).

        (c)   The information set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        This Schedule TO is being filed by Purchaser and Parent. The information set forth in Section 8—“Certain Information Concerning Parent and Purchaser” in the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 8, 10 and 12—“Certain Information Concerning Parent and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Peerless” and “Purpose of the Offer; Plans for Peerless” of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 6, 12 and 13—“Price Range of Shares; Dividends,” “Purpose of the Offer; Plans for Peerless,” and “Certain Effects of the Offer” of the Offer to Purchase is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        The information set forth in Section 9—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        The information set forth in Sections 8 and 12—“Certain Information Concerning Parent and Purchaser” and “Purpose of the Offer; Plans for Peerless” of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

        The information set forth in the section of the Offer to Purchase entitled “Introduction” and Sections 10, 12 and 18—“Background of the Offer; Past Contacts or Negotiations with Peerless,” “Purpose of the Offer; Plans for Peerless” and “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

        Not applicable.

Item 11.    Additional Information.

        (a)(1) The information set forth in Sections 8, 10 and 12—“Certain Information Concerning Parent and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Peerless” and “Purpose of the Offer; Plans for Peerless” of the Offer to Purchase is incorporated herein by reference.

        (a)(2), (3) The information set forth in Sections 12, 15 and 16—“Purpose of the Offer; Plans for Peerless,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

        (a)(4) The information set forth in Sections 9, 13 and 16—“Source and Amount of Funds,” “Certain Effects of the Offer” and “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

        (a)(5) The information set forth in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

        (c)   The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits.

        See Exhibit Index.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2015	mobius acquisition, LLC

	By:	/s/ Lodovico de Visconti
	Name:	Lodovico de Visconti
	Title:	Managing Member

MOBIUS ACQUISITION MERGER SUB, INC.

	By:	/s/ Lodovico de Visconti
	Name:	Lodovico de Visconti
	Title:	Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated January 13, 2015
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9)
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Form of summary advertisement, published January 13, 2015 in The Investor’s Business Daily
(a)(5)	Press Release issued by Peerless on December 22, 2014(1)
(b)(1)	Secured Loan agreement between Parent and Tray3, LLC, dated November 19, 2014
(b)(2)	Unsecured Loan agreement between Parent and Tray3, LLC, dated November 19, 2014
(b)(3)	Funding Commitment Letter by Tray3, LLC to Parent and Purchaser, dated December 22, 2014
(b)(4)	Guaranty by Tray3, LLC in favor of Peerless, dated December 22, 2014
(d)(1)	Agreement and Plan of Merger, by and among Purchaser, Parent and Peerless, dated as of December 22, 2014(2)
(d)(2)	Confidentiality Agreement, dated as of June 18, 2014, by and between Peerless and LCV Capital Management, LLC
(g)	Not applicable
(h)	Not applicable

(1)	Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Peerless on December 24, 2014.
(2)	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Peerless on December 24, 2014.